January 4, 2021

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance – Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Re:	DIRTT Environmental Solutions Ltd.

Registration Statement on Form S-3

File No. 333-251660

Ladies and Gentlemen:

On behalf of DIRTT Environmental Solutions Ltd. (the “Company”), and pursuant to Rule 461 under the Securities Act of 1933, the undersigned hereby requests that the effective date of the above referenced Registration Statement on Form S-3 (File No. 333-251660) be accelerated to 4:00 p.m., Washington, D.C. time, on January 6, 2021, or as soon as practicable thereafter.

Thank you for your assistance in this matter.

Very truly yours,

DIRTT Environmental Solutions Ltd.

By:	/s/ Charles R. Kraus
Name:	Charles R. Kraus
Title:	Senior Vice President, General Counsel & Corporate Secretary